June 5, 2012

Mr. Brian McAllister
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. McAllister:

FILE NO. 000-29948
FORM 20-F DATED FEBRUARY 28, 2011
FILED SEPTEMBER 30, 2011

Please accept this letter in response to your letter dated May 18, 2012.

We will be re-filing an amended Form 20-F for the year ended February 28, 2011 addressing your issues per your request.

As we are also in the midst of preparing our Form 20-F for the year ended February 29, 2012 I would ask for additional time to have the amended Form 20-F for the February 28, 2011 re-filing.

Yours truly,

Wayne Fraser,
Interim Chief Financial Officer.